FORD MOTOR CREDIT COMPANY

Joseph P. Topolski	Office of the General Counsel
Assistant Secretary
Suite 2411
One American Road
Dearborn, MI 48121

Securities and Exchange Commission	March 17, 2006
Judiciary Plaza; Stop 3-10
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Max Webb

Re:	Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “Co-Registrants”) Form S-3 Shelf Registration Statement (the “Registration Statement”)
Dear Mr. Webb:
     Enclosed is a courtesy copy of the Registration Statement referred to above.
     The Registration Statement has been prepared in accordance with the Plain English Disclosure Rules and Regulation AB.
     This initial filing states that the amount to be registered is $1,000,000. We will file an amendment that will increase the amount of registered securities prior to the Registration Statement’s effectiveness.
     Please note that many of the exhibits listed on the Exhibit Index of the Form S-3 will be updated to conform with Regulation AB and will be filed prior to the Registration Statement’s effectiveness.
     We understand that General Instruction I.A.4. to Form S-3 requires that to the extent a depositor or any issuing entity previously established by a depositor has been subject to the filing requirements of section 12 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during the twelve calendar months immediately preceding the filing of the Registration Statement, “such depositor and each such issuing entity must have filed all material required to be filed regarding such asset-backed securities pursuant to section 13, 14 or 15(d) of the Exchange Act for such period.” Attached hereto as Annex I, please find a list outlining each relevant issuing entity established by either Co-Registrant that was required to make any such filings since March 1, 2005, the CIK number for such issuing entity, the required filings for each issuing entity (filed since March 1, 2005) and the date of each filing.
     We would appreciate notice as to whether the Commission will conduct a review of this Registration Statement and, if so, the type of review and the name of the individual at the Commission who will be assigned the Registration Statement.
     If any member of the Staff has any questions, please contact the undersigned at (313) 323-6882, jtopols1@ford.com or John Keiserman at Dewey Ballantine LLP at (212) 259-6723, jkeiserman@dbllp.com.

Sincerely,
/s/ Joseph P. Topolski

Joseph P. Topolski

Annex I

Issuing Entity	CIK	Required Filing	Date Filed

Ford Credit Floorplan Master Owner Trust A Series 2004-1	0001298272	15-15D (Suspension of Duty to File)	1-26-2005

		10-K (Annual Report)	3-21-2005

Ford Credit Floorplan Master Owner Trust A Series 2005-1	0001329468	424B2 (Prospectus)	6-7-2005

		424B5 (Final Prospectus)	6-13-2005

		8-K (Post Closing)	6-16-2005

		8-K (Remittance Report)	7-18-2005

		8-K (Remittance Report)	8-19-2005

		8-K (Remittance Report)	9-19-2005

		8-K (Remittance Report)	10-18-2005

		8-K (Remittance Report)	11-28-2005

		8-K (Remittance Report)	12-16-2005

		8-K (Remittance Report)	1-20-2006

		15-15D (Suspension of Duty to File)	1-23-2006